REQUEST FOR DELIVERY OF FINANCIAL STATEMENTS

Supplementary Mail Form – Sun Life Financial Inc.

Dear Shareholder:

Sun Life Financial Inc. publishes interim financial statements which are disseminated to the public via press release and the Internet at **www.sunlife.com**. If you wish to receive these statements by mail, you can either:

1. Complete and return this card along with your proxy form in the return envelope provided; or
2. Complete and mail this card to our Transfer Agent at: **CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9**; or
3. Sign up at: **www.cibcmellon.com/financialstatements** Use the Sun Life Financial company code: **6981b**.

If you do not provide instructions, the interim financial statements will not be mailed to you. This card will be mailed to you annually.

Please print

Name: ____________________

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Address: ____________________

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Postal code: ____________________

Signature: ____________________

R-2 (03)-06